Exhibit 1 Mr. Urstadt individually is not the direct beneficial owner of any shares of Common Stock of the Issuer, but when aggregating the 635,973 shares of Common Stock held by URS II (including the 371,250 restricted shares referenced in footnote (2)), the 532,709 shares of Common Stock held by UPCO, the 21,300 shares of Common Stock held by Elinor Urstadt, Mr. Urstadt's wife, the 8,380 shares of Common Stock held by the Trust Established Under the Urstadt Biddle Properties Inc. Excess Benefits and Deferred Compensation Plan for the benefit of Mr. Urstadt, and the 1,901,006 shares of Common Stock held by Urstadt Realty Associates Co LP, a Delaware limited partnership of which UPCO is the general partner, and of which Mr.Urstadt, Mrs. Urstadt, the Catherine U. Biddle Irrevocable Trust and the Charles D. Urstadt Irrevocable Trust (for each of which trusts Mr. Urstadt is the sole trustee) are the limited partners, results in Mr. Urstadt beneficially owning 3,099,368 shares of Common Stock.